August 26, 2011

Via Email and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Attn:	Mr. Christian Windsor
Room No. 4523
Telephone No. (202) 551-3419
Fax No. (202) 772-9208
windsorc@sec.gov

Re:	Federal Home Loan Bank of Atlanta (“FHLBank Atlanta” or the “Bank”)
Response to August 12, 2011 Comment Letter
File No. 0-51845

Dear Mr. Windsor:

We are delivering this letter to you in response to the comment letter, dated August 12, 2011 (the “August Comment”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Bank’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) filed with the Commission on March 25, 2011, and the Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Form 10-Q”) filed with the Commission on August 10, 2011. The Bank’s response to the August Comment is set forth below, following a reproduction of each of the Staff’s comments. The Bank appreciates the Commission’s suggestions to further improve the Bank’s disclosure filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 4

Comment 1:

We note your disclosure on page 65 [of the 2010 Form 10-K] about the amount of collateral pledged by member institutions compared to advances. Noting the significant number of failed or financially troubled institutions in your operating area, please tell us about any monitoring that you perform prior to approving additional advances by institutions which have existing borrowing capacity but are in financial distress.

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

Response 1:

As reported on page 64 of the 2010 Form 10-K, the Bank assigns credit ratings for each borrower under a credit risk rating system which focuses on an institution’s overall financial health and takes into account a number of factors, including quality of assets, earnings, and capital position. Borrowers assigned a 10 credit rating are considered to pose the most credit risk to the Bank, and, as noted on page 65 of the 2010 Form 10-K, are subject to more restrictions on the types of collateral they may use to secure advances, may be required to maintain higher collateral levels and deliver loan collateral, may be restricted from obtaining further advances and may face more stringent collateral reporting requirements. Credit ratings of all borrowers are updated on a quarterly basis based on reviews of their financial condition. As noted on page 65 of the 2010 Form 10-K, the credit limit established for each borrower is not a committed line of credit and the Bank retains the right to deny advance requests in its discretion at all times.

In addition to the quarterly monitoring of borrowers’ financials, the Bank has on-going conversations with borrowers that appear to be in deteriorating financial condition to ensure that the Bank is kept abreast of any further deterioration and/or improvements in their financial condition between their quarterly financials. On a case by case basis, as a borrower moves closer to a 10 credit rating, the Bank may make downward adjustments to such borrower’s credit availability and/or impose more collateral requirements to ensure that the Bank is protected against loss. The Bank generally has required delivery of loan collateral from those members that have failed since 2009 in advance of their placement into receivership. On any given day, should one of these troubled institutions wish to borrow, the Bank reviews whether the institution has sufficient credit availability and collateral to support the requested advance and also requires officer-level approval of each request prior to advancing the additional funds.

Despite the significant number of member institutions in the Bank’s operating area that were placed into FDIC receivership during 2010, as reported on page 66 of its 2010 Form 10-K, in its history the Bank has never experienced a credit loss on an advance. As described on pages 65 and 66 of the 2010 Form 10-K, the Bank requires advances to be fully secured by discounted qualifying collateral. This means that with the Bank’s market value discounting, limits on collateral eligibility, and additional collateral requirements as a member institution’s credit rating declines, the Bank typically holds more collateral than the outstanding amount of advances at the time a member institution is placed into receivership. As reported on page 66 of the 2010 Form 10-K, the FHLBank Act affords any security interest granted to the Bank by a member institution priority over the claims and rights of any party, including any receiver, other than certain claims and rights of actual bona fide purchasers and secured parties entitled to priority under applicable law. All outstanding advances to those member institutions placed into FDIC receivership during 2010 and during the first six months of 2011 were either paid in full or assumed by another member or non-member institution under purchase and assumption agreements between the assuming institution and the FDIC (as reported on page 66 of the 2010 Form 10-K and on page 58 of the Form 10-Q).

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

To the extent the Bank materially changes its credit and collateral policies or procedures with respect to advances, the Bank will revise its future filings accordingly.

Comment 2:

Please tell us whether the five counterparties mentioned on page 17 [of the 2010 Form 10-K] are also among your ten largest advance-borrowing institutions.

Response 2:

On page 17 of the 2010 Form 10-K, the Bank reported that as of December 31, 2009, the Bank had credit risk exposure to five counterparties, before considering collateral, in an aggregate amount of $113 million. Of these five counterparties, only one, Bank of America, National Association (“Bank of America”) was among the Bank’s ten largest advance-borrowing institutions at December 31, 2009. On page 17 of the 2010 Form 10-K, the Bank reported that as of December 31, 2010, the Bank had credit risk exposure to one counterparty, before considering collateral, in an aggregate amount of $66 million. This counterparty was Bank of America, which, as reported on page 7 of the 2010 Form 10-K, was one of the Bank’s ten largest advance-borrowing institutions at December 31, 2010. The Bank will revise its future filings, as applicable, to specifically note if a derivatives counterparty to which it has credit exposure is also one of the Bank’s ten largest advance-borrowing institutions. The Bank will make corresponding revisions to its future quarterly filings.

Management’s Discussion and Analysis of Financial Condition …, page 33

Liquidity and Capital Resources, page 47

Comment 3:

Please tell us, with a view toward revised disclosure, whether FHLBank Atlanta was in compliance with the 90-day liquidity goal, and whether the Bank expected to continue to be in compliance during the first quarter, when it changed to the 45-day goal.

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

Response 3:

The Bank was in compliance with its internal 90-day liquidity goal at the time that the board of directors approved the change to the 45-day liquidity goal and up until the effective date of the 45-day liquidity measure. As the Bank reported on page 47 of the 2010 Form 10-K, the 45-day debt service liquidity goal was effective January 28, 2010. The Bank expected to be, and ultimately was, in compliance with the 90-day goal during the first quarter of 2010. At no time was the 90-day measure breached during the first quarter of 2010 or during the year.

The Bank reported on page 47 of the 2010 Form 10-K that “[t]he Bank met its internal liquidity goal during 2010.” By such statement, the Bank intended to convey both that the Bank met the 90-day liquidity goal from January 1, 2010 through January 27, 2010, and that the Bank met the revised 45-day liquidity goal from January 28, 2010 through December 31, 2010. The Bank will continue to report in its future quarterly and annual filings the Bank’s internal liquidity goal and whether it has met its internal liquidity goal during the reporting period.

Compensation Discussion and Analysis, page 151

Comment 4:

Revise future filings to identify the Federal Home Loan Banks of similar size and complexity that FHLBank Atlanta considers its peers for compensation purposes, or provide your analysis as to why you are not benchmarking these institutions and revise your disclosure appropriately. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response 4:

In the course of establishing 2011 executive compensation, the board of directors considered the FHLBanks of San Francisco, New York, Chicago and Dallas to represent the Bank’s comparative peer group based on total assets, advance activity, membership, and scope of operations. These FHLBanks were specifically benchmarked for executive compensation components, including base salary, incentive compensation plans, retirement benefits, perquisites and other benefits, severance agreements, and change in control agreements. The Bank will revise future Form 10-K filings as requested to include the foregoing information.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition …, page 33

Comment 5:

On August 9, 2011, the Chairman of the Federal Reserve announced that it is the Board’s expectation that it will maintain near zero interest rates until 2013. Please tell us, with a view towards revised disclosure, management’s view as to whether continued near zero borrowing rates will exacerbate your recent decline in advance borrowings by member institutions.

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

Response 5:

The Bank is continuing to assess the impact of the August 9, 2011 announcement by the Chairman of the Federal Reserve (“Chairman”) on advance levels and other business activity. The Bank expects that the continued near zero borrowing rates may have some impact on the distribution of short-term, intermediate-term, and long-term advances, but that near zero interest rates are not likely to exacerbate the recent trend of declining advances. Intermediate-term advances (within the six month to two year maturity range) are less attractive than short-term advances because pricing on intermediate-term advances is relatively high compared to short-term advances as a result of the low rate environment. The Bank believes it is also possible that the Chairman’s announcement may provide sufficient certainty about rates that, as a result, members may have some renewed preference for long-term advances (with maturities longer than two years) over intermediate-term advances in order to lock in low rates. The Bank’s quarterly and annual reports routinely contain a table reflecting a breakdown of outstanding advances by year of maturity (see, e.g., Note 7 to the Bank’s financial statements in its Form 10-Q). Any material shift in maturity preference would appear in this table in future filings.

As the Bank has reported in its recent filings (including on pages 35 and 38 of the Form 10-Q), advances have been declining due to members’ significant liquidity levels and slow loan growth, member failures, scheduled maturities and prepayments. These pressures continue to negatively impact advance levels, and are not likely to improve until the overall economy improves, as the Bank indicated on page 35 of the Form 10-Q.

The Bank will revise its future filings to the extent there is any observable material impact from the prolonged low interest rate environment on advances levels.

Comment 6:

We note your disclosure on page 41 that Standard and Poor’s Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management’s view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

•

Address management’s view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;

•

Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note 11 on page 24 that if your credit ratings had been lowered from its current rating to the next lower rating that would have triggered additional collateral to be delivered totaling $220 million to your derivative counterparties at June 30, 2011;

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

•	Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and

•	Address any impact that the downgrade had on any other financial instruments measured at fair value.

Response 6:

The Bank monitored its market access and debt pricing closely prior to filing its Form 10-Q on August 10, 2011 for potential material disclosures in light of both the August 2, 2011 debt ceiling deadline and the August 8, 2011 downgrade by S&P. At mid-July, markets were relatively stable and the spread between the Bank’s debt and 3 month LIBOR was approximately -11 bps. As reported in the Bank’s Form 10-Q, immediately before the August 2, 2011 debt ceiling deadline, the Bank saw some tightening of the credit markets and a decrease in demand for the Bank’s consolidated obligation bonds. Spreads narrowed, making the Bank’s cost of funds slightly more expensive. On July 29, 2011, the swap spread between the Bank’s debt and 3 month LIBOR was flat to 3 month LIBOR. The Bank was essentially unaffected by this temporary tightening of the market because it had previously increased liquidity in anticipation of this effect from the debt ceiling debate. Immediately after the debt ceiling agreement was announced, debt markets opened back up and spreads returned to relatively normal conditions. On August 2, 2011, the swap spread between the Bank’s debt and 3 month LIBOR was approximately -9 bps. On August 8, 2011, the day that S&P lowered the Bank’s long-term debt rating, and on August 9, 2011, markets continued to open and the Bank did not experience any problems issuing either consolidated bonds or discount notes. The Bank did not have any indication at the time of filing its Form 10-Q on the morning of August 10, 2011 that the downgrade by S&P was having a negative effect on the Bank’s market access or cost of funds, although the Bank believed it was too early to consider the lack of market reaction a reportable trend. The Bank noted on page 41 of the Form 10-Q that Moody’s confirmed the Bank’s Aaa rating, but changed its outlook to negative in line with the U.S. government and other government-sponsored enterprises. The Bank noted on pages 41, 51, 52 and 68 of its Form 10-Q the potential for additional market volatility and other negative effects from the S&P downgrade and rating agency actions. On page 21 of the Form 10-K, under Item 1A, “Risk Factors.” the Bank included a change in the Bank’s credit ratings as one of the risks that the Bank faces.

Since the date the Bank filed its Form 10-Q, the Bank’s access to the capital market has been consistent with historical access, and the Bank has not seen any impact from the downgrade on its ability to issue consolidated obligations. Pricing on the Bank’s consolidated obligations has returned to approximately mid-July levels. Currently, the Bank does not expect that the downgrade will have a material impact on its third quarter results of operations, financial position or liquidity, including the Bank’s ability to access capital markets or its funding costs. The Bank will revise its future filings to disclose any material impact on the Bank’s access to capital markets as a result of the downgrade.

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

The only contractual or covenant trigger to which the Bank is subject upon downgrade of its credit rating is under the Bank’s derivative agreements. As reported in Note 11 of the Bank’s financial statements and in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Bank’s Form 10-Q, the Bank enters into derivatives with various counterparties under master agreements. The total net exposure of the Bank to the counterparty, or of the counterparty to the Bank, may vary from day to day depending on the volume of new trades and the changes in market values. The amount of collateral that the Bank may be required to deliver to a counterparty depends on the market value of the Bank’s net exposure to the counterparty on a given day and the contractual threshold for additional collateral. Further, under the master agreements, additional collateral is only delivered when the counterparty requests delivery, and the parties’ respective obligations to each other are netted on an aggregate basis. The downgrade of the Bank’s rating affects the contractual threshold for additional collateral. As of August 16, 2011, for example, the Bank had a maximum additional collateral exposure of $170 million based on the Bank’s market value and collateral threshold analysis; of that amount, the Bank has delivered $100 million additional collateral pursuant to counterparty requests since the Bank’s rating downgrade. The Bank estimates that an additional $50 million of collateral may be called by counterparties during the third quarter of 2011 as a result of the downgrade. As described in the Bank’s Statement of Condition, as of June 30, 2011, on page 1 of the Form 10-Q, the Bank held over $14 billion in liquid assets that may be used to satisfy additional collateral requirements. In addition, as described on page 51 of the Form 10-Q, during the month of July the Bank increased its level of short-term liquidity in advance of possible market disruptions. The Bank will revise its future filings to disclose any material impact, if any, on the Bank’s financial condition or results of operations arising from these collateral delivery requirements triggered by the downgrade.

The Bank has not seen any discernible impact on its investment portfolio as a result of S&P’s decision to downgrade the U.S., and entities whose ratings are constrained by the sovereign credit rating of the U.S. (such as Fannie Mae, Freddie Mac and other FHLBanks), and the Bank does not expect to see any impact in the intermediate future on its investment portfolio as a result of the downgrade. As described on page 59 of the Bank’s Form 10-Q, the Bank is permitted under regulations and its risk management policy to invest in securities of Fannie Mae, Freddie Mac and other FHLBanks without any credit rating related restrictions either at the time of purchase or after purchase. Although agency ratings have been downgraded by S&P in conjunction with the U.S. sovereign downgrade, the market for agency securities has reacted to the downgrade in the same manner as it reacted to the Bank’s downgrade (described above). The Bank does not currently expect the rating downgrade to have a material impact on the agency securities held in the Bank’s investment portfolio. The Bank has not seen any discernible effect on any other investment securities as a result of the downgrade.

Christian Windsor

United States Securities and Exchange Commission

August 26, 2011

The Bank continues to monitor the impact, if any, of the downgrade on all areas of the Bank’s business and operations. The Bank will revise its future filings to disclose any material impact on its investment securities and any other financial instruments measured at fair value as a result of the downgrade.

The Bank acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Bank has taken great efforts to respond to the August Comment in a timely and complete manner.

Please feel free to contact me at (404) 888-8052, or the Bank’s General Counsel, Reginald T. O’Shields at (404) 888-5353, should you wish to discuss these matters further.

Sincerely,

/s/ W. Wesley McMullan
W. Wesley McMullan
President and Chief Executive Officer